February 14, 2011

Re:	VoiceServe, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed June 29, 2010 as amended November 10, 2010
Form 10-Q for the Period Ended June 30, 2010
Filed August 16, 2010
Form 10-Q for the Period Ended September 30, 2010
Filed November 15, 2010
File No. 000-51882

Dear Mr.Suehiro:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 25, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on November 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Year Ended March 31, 2010

Note 8. Common stock issuances, page F-14

1.
We note your response to comment one from our letter dated January 15, 2011.  While you have provided arguments supporting some level of a discount with respect to the holding period, including some qualitative factors, you have not provided any evidence to support the specific percentage you utilized.  Further, we note from your response that you believe a discount is also supported by the fact that you have had losses since inception.  Please note that your ongoing losses are a factor that is already built into the market price as listed on the OTC:BB and should not be a factor that impacts the discount percentage.

•	Please tell us in detail your specific objective quantitative support for the 50% discount that should be based solely on factors that arise from the expected holding period of the restricted stock.

•
With respect to any marketability discount, tell us the specific quantitative method you used to estimate the discount for the lack of marketability of your stock.  Include in your response the specific quantitative inputs used in the method and the basis for such inputs.  In addition, if you did not use a methodology such as the Finnerty method, tell us the factors you considered in concluding not to use a widely accepted methodology in determining the size of any marketability discount and the factors you considered in using the other method or no quantitative method at all.

•	In addition, tell us if you plan to register some or all of the restricted stock and explain to us why the restricted stock was not registered in the pending registration statement.

Response: While the 50% discount was initially subjectively determined by us, we still believe that, based on the factors we set forth in Paragraphs 1.A. through 1.C. in our response letter dated January 12, 2011 to the SEC’S follow-up letter dated January 5, 2011, the 50% discount used for the May 21, 2009 and September 30, 2010 issuances is likely still appropriate for us as it might be for sales of restricted stock involving companies comparable to VoiceServe. We mentioned the Company’s history of ongoing losses only within the context of pointing out that the Company is not widely followed in the investment community, and therefore a private placement might be expected to require a deeper discount to successfully obtain funds for the Company.

As per Excel worksheet (attached hereto as Annex 1), in our own case, we sold 2,760,000 restricted shares of common stock (and 1,380,000 warrants) to accredited investors on May 26, 2010 at a price of $0.25 per share, a 44% discount from the $0.45 per share closing trading price of VSRV common stock on May 25, 2010 (despite the fact that these shares were afforded registration rights). Also as per Annex 1, in our last sale of restricted stock prior to the May 21, 2009 issuance, we sold 90,000 restricted shares of common stock to a single individual investor on September 23, 2008 at a price of $0.18 per share, a 53% discount from the $0.38 per share closing trading price of VSRV common stock on September 23, 2008.

We believe that the restricted sale of common stock and warrants in May 2010 and the sale of shares in September 2008 described in the preceding paragraph reinforce the fact that a deep discount was appropriate for the valuation of the restricted shares issued in May 2009 and September 2010. The May 2010 and September 2008 common stock private placement related transactions would appear to support a discount in the range of 50%.

Had a restricted stock discount of 53% (the actual discount relating to our September 23, 2008 private placement) been used for the May 31, 2009 issuance of 3,000,000 shares of common stock, the fair value of the shares would have been $352,500 (3,000,000 shares x $0.25 per share x 47%), $22,500 lower that the $375,000 amount reported or approximately 3.4% of the $665,442 pretax loss reported for the year ended March 31, 2010. We have both “quantitatively and qualitatively” evaluated the impact of correcting the difference that results from using the 53% discount, based on our private placement experience, instead of the 50% originally used by the Company to record the fair value of the restricted common shares issued in May 2009, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, entitled “Materiality,” in the Company’s audited financial statements for the year ended March 31, 2010 included in the Form 10K-A filed on November 10, 2010. In addition, we also evaluated the quantitative and qualitative impact of correcting that difference on the reviewed financial statements for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 filed in Form 10Q’s. Based upon our evaluations, which were made in consultation with Michael T. Studer CPA PC (our PCAOB Registered Firm Auditor), no adjustment to the fair value of restricted shares as originally recorded appears merited in any of the affected periods presented in filings on SEC EDGAR.

Had a restricted stock discount of 44% (the actual discount relating to our May 25, 2010 private placement) been used for the September 30, 2010 issuance of 900,000 shares of common stock, the fair value of the shares would have been $165,816 (900,000 shares x $0.329 per share x 56%), $17,766 higher than the $148,050 amount reported or approximately 3.8% of the $466,694 pretax loss reported for the six months ended September 30, 2010. We have both “quantitatively and qualitatively” evaluated the impact of correcting the difference that results from using the 44% discount, based on our private placement experience, instead of the 50% originally used by the Company to record the fair value of the restricted common shares issued in September 2010, in accordance with SEC SAB No. 99, entitled “Materiality,” in the Company’s reviewed financial statements for the quarter ended September 30, 2010 included in the Form 10Q filed on November 15, 2010. Based upon our evaluation, which was made in consultation with Michael T. Studer CPA PC (our PCAOB Registered Firm Auditor), no adjustment to the fair value of restricted shares as originally recorded appears merited in the affected period presented in the filing on SEC EDGAR.

In conclusion, use of actual experience restricted stock discounts for the two transactions (as opposed to the 50% restricted stock discounts used) would have had no effect on assets, liabilities, or total stockholders’ equity and the effects on pretax loss are not considered material.

•
We calculated a marketability discount of approximately 30% for the May 21, 2009 issuance and of approximately 16% for the September 30, 2010 issuance, respectively, using the Finnerty method methodology described in the article entitled “The Impact of Transfer Restrictions on Stock Prices” contained in the October 2002 Analysis Group/Economics issue.  Finnerty’s methodology, as discussed in the article, was derived primarily from a group of 96 private placements involving listed issuers, but only 5 OTC issuers.  We believe that OTC issuers require higher discounts than listed issuers, and as outlined in paragraph 2 of 1. above, we believe that the 50% discount that we used is consistent with our own most recent actual private placement experience.

•
As we indicated in our January 12, 2011 response to your follow-up letter dated January 5, 2011, as of “…January 7, 2011, there were four market makers (all with bids limited to 5,000 shares).” In addition, there are only two market makers with any meaningful bids that trade VSRV common stock as an OTC Bulletin Board listed entity. Finally, as we indicated in the January 12, 2011 response, “VCRV freely tradable common stock is quoted on the OTC Bulletin Board and trades infrequently.” During the three months ended June 30, 2009 only 16,000 shares were traded; while in the three months ended September 30, 2010 only 270,300 shares were traded. Accordingly, we believe the discounts suggested by our own private placement experience are a better barometer of fair value than the Finnerty Method.

•
We have no plans to register the 3,000,000 shares issued on 5/21/09 or the 900,000 shares issued on 9/30/10.  These shares are not planned to be registered in the pending registration statement since they are not required to be so registered, and in the opinion of Company management, registration of the shares might be detrimental to the trading price of freely tradable shares of the Company currently outstanding.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin

ANNEX1

VoiceServe Inc.
History - Private Placements of VSRV Restricted Shares of Common Stock

Date	Purchaser	Gross Proceeds	Number Shares	Price Per Restricted Share	Closing Price Per Freely Tradeable Share	Pro Forma Proceeds (at Closing Price per Freely Tradeable Share)	Restricted Stock Discount
9/23/2008	Markus Fisher	$90,000	500,000	$0.1800	$0.3800	$190,000	52.63%
5/26/2010	Accredited investors	690,000	2,760,000	0.2500	0.4500	1,242,000	44.44%	(1)
Total		$780,000	3,260,000	$0.2393	$0.4393	$1,432,000	45.53%

Legend:
(1)
Registration rights and 1,380,000 warrants were included in private placement. Absent these factors, the discount would likely have been higher. The table assumes that the 1,380,000 shares of common stock issuable on the exercise of the warrants are not issued at this time, since  the investors would be required to invest another $690,000 (1,380,000 warrants * $0.50 exercise price) to obtain the shares.

A-1